Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108037

May 4, 2004

Prospectus Supplement No. 3
To Reoffer Prospectus Dated August 27, 2003

of

SMARTIRE SYSTEMS INC.

Relating to

61,110,935 Shares of Common Stock of SmarTire Systems Inc.

This prospectus supplement supplements our reoffer prospectus dated August 27, 2003, as supplemented by prospectus supplement no. 1 dated September 7, 2003 and prospectus supplement no. 2 dated September 16, 2003, relating to the sale by certain selling stockholders of up to 61,110,935 shares of common stock of SmarTire Systems Inc. held by or issuable to the selling stockholders, as follows:

- up to 32,517,948 shares of common stock issuable to certain selling stockholders upon the conversion of principal and interest, or in payment of interest, under 8% convertible debentures;

- up to 26,153,844 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common share purchase warrants issued in connection with private placement of the 8% convertible debentures;

- up to 939,143 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common share purchase warrants issued in partial payment of placement fees;

- up to 1,000,000 shares of common stock issuable to a selling stockholder assuming the exercise of outstanding common share purchase warrants issued in payment of a commitment fee under an equity line of credit facility;

- up to 300,000 shares of common stock issuable to a selling stockholder assuming the exercise of outstanding common share purchase warrants issued in partial payment of an advisory fee; and

- up to 200,000 shares of common stock issued to a selling stockholder in payment of an engagement fee.

You should read this supplement in conjunction with the prospectus. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

CONVERTIBLE DEBENTURES

Conversion Provisions, Conversion Price and Adjustments

The following information supplements the information contained in the prospectus at page 19:

We elected to make the monthly redemption payment due on April 1, 2004 under of our discounted convertible debentures maturing April 1, 2006, in shares of our common stock. In accordance with the terms of the discounted convertible debentures, the deemed issue price per share of $0.104 was calculated at 85% of the average of the 20 closing prices of our common stock immediately preceding the monthly redemption payment date.

As at the date of this prospectus supplement, a total of $325,000 in principal remains outstanding under our 8% convertible debentures. As a result of the issuance of the shares to make the April 1, 2004 redemption payment under our discounted convertible debentures, the conversion price at which principal and interest under our 8% convertible debentures has been automatically reduced under applicable anti-dilution provisions from $0.13 per share to $0.104 per share. All other terms and conditions of the 8% convertible debentures remain unchanged.

WARRANTS AND COMMON STOCK

Warrants Issued to Holders of the Convertible Debentures

The following information supplements the information contained in the prospectus at page 22:

On July 17, 2003, we issued warrants to the four purchasers of the 8% convertible debentures entitling them to purchase an aggregate of 13,076,922 shares of our common stock. Each warrant is exercisable at any time during the five-year period ending on July 17, 2008. As a result of the issuance of the shares to make the April 1, 2004 redemption payment under our discounted convertible debentures, the exercise price of the warrants has been automatically reduced under applicable anti-dilution provisions from $0.1771 per share to $0.104 per share. All other terms and conditions of the warrants remain unchanged.

Warrants Issued to HPC Capital Management

The following information supplements the information contained in the prospectus at pages 22 and 23:

On July 23, 2003, we issued to HPC Capital Management a warrant to purchase up to 250,000 shares of our common stock exercisable at any time until July 23, 2006 at an exercise price of $0.1955 per share in partial payment of a placement fee in connection with our 36-month, 15,000,000 equity line of credit facility with Talisman Management Limited. As a result of the issuance of the shares to make the April 1, 2004 redemption payment under our discounted convertible debentures, the exercise price of the warrants has been automatically reduced under applicable anti-dilution provisions to $0.104 per share. All other terms and conditions of the warrants remain unchanged.

Warrants Issued to Talisman Management Limited

The following information supplements the information contained in the prospectus at page 23:

On July 23, 2003, we issued to Talisman Management in partial payment of a commitment fee in connection with the 15,000,000 equity line of credit facility provided by Talisman Management, a warrant to purchase up to 1,000,000 shares of our common stock, exercisable at any time during the three-year period ending on July 23, 2006, at an exercise price of $0.1955 per share. As a result of the issuance of the shares to make the April 1, 2004 redemption payment under our discounted convertible debentures, the exercise price of the warrants has been automatically reduced under applicable anti-dilution provisions to $0.104 per share. All other terms and conditions of the warrants remain unchanged.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.